

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2019

Aitan Zacharin
President and Acting Chief Financial Officer
Greater Cannabis Company, Inc.
15 Walker Ave, Suite 101
Baltimore, MD 21208

> **Re: Greater Cannabis Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed April 15, 2019**
> **File No. 000-56027**

Dear Mr. Zacharin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Item 9A. Controls and Procedures, page 16

1. You are required to include a report of management's assessment regarding internal control over financial reporting in your Form 10-K due to to the passage of time since your initial registration statement and the number of Form 10-Ks filed since the initial registration statement. Please revise by amending your Form 10-K for the year ended December 31, 2018 to include this report as required by Item 308 of Regulation S-K.

2. You disclose that management concluded that your disclosure controls and procedures were not effective. Please add a separate risk factor that your disclosure controls and procedures were not effective as of December 31, 2018. Please explain why your disclosure controls and procedures were not effective. Describe any material weaknesses you have identified, your plans to remediate those weaknesses, and any associated material costs that you expect to incur.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Christine Torney at 202-551-3652 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance